EXHIBIT 99.1

Almaden Completes Dismantling of the Rock Creek Mill in Preparation for Shipping to Ixtaca and Provides Feasibility Update

VANCOUVER, British Columbia, Oct. 04, 2018 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that dismantling of the Rock Creek mill was completed in August, and the mill components have since been cleaned, crated and packed to ensure safe storage near the port of Nome, Alaska. The Rock Creek mill is now fully owned by Almaden and ready for anticipated shipping to Mexico in 2019. This work has been completed by Dynamic Engineering Services Ltd. (Dynamic) on time and on budget. Dynamic are specialists in dismantling, moving and reassembling large industrial sites including mills. Photos and a video of the 2018 work program in Nome will be posted to Almaden’s website.

The Ixtaca deposit feasibility study (“FS”; see Almaden news release of March 21, 2018 for details) is nearly complete and is anticipated in 2018. The FS will incorporate the positive results of ore sorting tests that were reported earlier (see Almaden news release of July 16, 2018) as well as several other opportunities that were identified in the FS work program. As reported previously, Almaden is also in the final stage of preparing an Environmental Impact Assessment (Manifiesto de Impacto Ambiental or “MIA”) for Ixtaca, and is incorporating the most recent updates contained in the FS, into the MIA. Almaden expects to submit the MIA this year.

Tracey  Meintjes, P.Eng., a  qualified  person  (“QP”)  under  the  meaning  of  NI  43-101, and Principal of Moose Mountain Technical Services, reviewed the technical information in this news release.

About Almaden:

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.comhttp://www.almadenminerals.com/